Exhibit 99.1

Confidential	August 17, 2016

China New Borun Announces Second Quarter 2016 Unaudited Financial Results

Beijing, China, August 17, 2016 – China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”), a leading producer and distributor of corn-based edible alcohol in China, today announced its unaudited financial results for the second quarter ended June 30, 2016.

Mr. Jinmiao Wang, Chairman and Chief Executive Officer of Borun, commented on the results, “Despite a lower average selling price (“ASP”) of edible alcohol, we exceeded our previous revenue guidance for the second quarter of 2016, driven by our better-than-expected utilization of 94%. The sharp decline in ASP, while partially negated by lower corn costs, compressed our second quarter gross margin to 8.3%.”

“Demand for edible alcohol from the baijiu industry continues to gain strength for the fourth consecutive quarter, driving greater industry-wide sales volume. Also, during the second quarter, we already completed ahead of schedule our annual maintenance that historically took place in the summer, and as such, we anticipate strong utilization and solid sales volume for the third quarter of 2016,” Mr. Wang concluded.

Second Quarter 2016 Quick View

•	Total revenue decreased 26.4% to RMB530.4 million ($80.0 million1) from RMB720.6 million in the second quarter of 2015.

•	Gross profit decreased 49.8% to RMB44.0 million ($6.6 million) from RMB87.7 million in the second quarter of 2015.

•	Net income decreased 61.0% to RMB14.9 million ($2.2 million) from RMB38.1 million in the second quarter of 2015.

•	Basic and diluted earnings per American Depositary Share ("ADS") were RMB0.58 ($0.09) for the quarter ended June 30, 2016. Each ADS represents one of the Company's ordinary shares.

Second Quarter 2016 Financial Performance

For the second quarter of 2016, revenue decreased by 26.4% year-over-year to RMB530.4 million ($80.0 million) from RMB720.6 million in the same period of 2015. The decrease in revenue was mainly due to a sharp decrease in ASP for edible alcohol and its by-products, and decline in sales from crude corn oil due to a temporary shut-down for the crude corn oil facility in Daqing.

Revenue breakdown by product lines is as follows:

•	Revenue from edible alcohol decreased by 23.8% to RMB360.9 million ($54.4 million) in the second quarter of 2016, compared to RMB473.8 million in the second quarter of 2015. The sales volume of edible alcohol in the second quarter of 2016 decreased by 9.5% year-over-year to 84,086 tons, and the average selling price of edible alcohol decreased by 15.9% year-over-year to RMB4,292 per ton.

_________________________

1 This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the quarter ended June 30, 2016 were made at a rate of RMB6.6312 to USD1.00, the rate published by the People’s Bank of China on June 30, 2016. China New Borun Corporation makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

Confidential	August 17, 2016

•	Revenue from DDGS Feed decreased by 24.7% to RMB120.4 million ($18.2 million) in the second quarter of 2016, compared to RMB159.9 million in the second quarter of 2015. The sales volume of DDGS Feed in the second quarter of 2016 decreased by 2.2% year-over-year to 80,631 tons, and the average selling price decreased by 23.0% year-over-year to RMB1,493 per ton.

•	Revenue from liquid carbon dioxide increased by 3.8% to RMB5.5 million ($0.8 million) in the second quarter of 2016, compared to RMB5.3 million in the second quarter of 2015. The sales volume of liquid carbon dioxide in the second quarter of 2016 decreased by 7.5% year-over-year to 32,226 tons, and the average selling price increased by 13.4% year-over-year to RMB171 per ton.

•	Revenue from crude corn oil decreased by 61.4% to RMB18.1 million ($2.7 million) in the second quarter of 2016, compared to RMB46.9 million in the second quarter of 2015. It was mainly due to the temporary shut down for the crude corn oil facility in Daqing during the second quarter. The sales volume of crude corn oil in the second quarter of 2016 decreased by 61.1% year-over-year to 2,810 tons, and the average selling price decreased by 0.6% year-over-year to RMB6,443 per ton.

•	Revenue from chlorinated polyethylene (“CPE”) decreased by 27.0% to RMB25.4 million ($3.8 million) in the second quarter of 2016, compared to RMB34.8 million in the second quarter of 2015. The sales volume of CPE in the second quarter of 2016 decreased by 23.9% year-over-year to 3,100 tons, while the average selling price decreased by 4.0% year-over-year to RMB8,205 per ton.

During the second quarter of 2016, gross profit decreased by 49.8% to RMB44.0 million ($6.6 million) from RMB87.7 million in the same period of 2015. Gross margin for the second quarter of 2016 decreased to 8.3%, from 12.2% in the same period of 2015, which was primarily due to steeper decrease in ASP of edible alcohol and its by-products than the cost of corn.

Operating income decreased by 55.9% to RMB31.9 million ($4.8 million) in the second quarter of 2016, from RMB72.3 million in the same period of 2015, primarily due to lower gross profit earned.

Selling expenses decreased by RMB0.7 million, or 35.4% to RMB1.2 million ($0.2 million) in the second quarter of 2016, from RMB1.9 million in the same period of 2015.

General and administrative expenses decreased by RMB2.6 million, or 19.2% to RMB10.9 million ($1.6 million) in the second quarter of 2016, from RMB13.5 million in the same period of 2015.

Income tax expenses in the second quarter of 2016 were RMB5.0 million ($0.7 million), representing an effective tax rate of 25.0%.

Net income decreased by 61.0% to RMB14.9 million ($2.2 million) in the second quarter of 2016, compared to RMB38.1 million in the same quarter of 2015. The decrease in net income was primarily due to the decrease in revenue and lower gross margin during the second quarter.

In the second quarter of 2016, basic and diluted earnings per share and per ADS were RMB0.58 ($0.09), and the Company had 25.7 million weighted average basic and diluted shares outstanding.

Confidential	August 17, 2016

As of June 30, 2016, cash and bank deposits totaled RMB613.9 million ($92.6 million), an increase of RMB118.3 million, compared with RMB495.6 million as of December 31, 2015. Cash flows generated from operating activities for the second quarter of 2016 were RMB204.6 million ($30.9 million), compared with cash outflow of RMB59.0 million in the second quarter of 2015.

Financial Outlook

Reflecting a lower ASP for edible alcohol and its by-products, the Company estimates that its revenue for the third quarter of 2016 will be in the range of RMB550 million ($82.9 million) to RMB600 million ($90.5 million), a decrease of approximately 9.3% to a decrease of 16.8% over the same quarter of 2016.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

Borun's management will hold a corresponding earnings conference call and live webcast at 8:00 a.m. E.T. on Thursday, August 18, 2016 (8:00 p.m. Beijing time on Thursday, August 18, 2016) to discuss the results and highlights from the second quarter of 2016 and answer questions from investors. A webcast of the call will be available at http://ir.chinanewborun.com. Listeners may access the call by dialing:

United States Toll Free:	1-866-519-4004
US Toll/International:	1-845-675-0437
Hong Kong Toll Free:	800-906-601
Hong Kong Toll:	852-3018-6771
China Toll Free:	800-819-0121
China Toll Free (Mobile):	400-620-8038
Conference ID:	61565842

A replay of the webcast will be accessible through June 26, 2016 on http://ir.chinanewborun.com or by dialing:

United States toll free:	1-855-452-5696
International:	61-2-8199-0299
Passcode	61565842

About China New Borun Corporation

China New Borun Corporation (NYSE: BORN) is a leading producer and distributor of corn-based edible alcohol sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage in China. The Company also produces DDGS Feed, liquid carbon dioxide and crude corn oil as by-products of edible alcohol production, and CPE that is widely used in chemical industries. China New Borun is based in Shouguang, Shandong Province. Additional information about the company can be found at http://www.chinanewborun.com and in documents filed with the U.S. Securities and Exchange Commission, which are available on the SEC's website at http://www.sec.gov.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "could," "potential," "continue," "ongoing," similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

Contact Information

Asia Bridge Capital Limited

Wendy Sun

Phone: +86-10-8556-9033 (China)

+1-888-870-0798 (U.S.)

Email: wendy.sun@asiabridgegroup.com

Confidential	August 17, 2016

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31, 2015	June 30, 2016
	RMB	RMB	US$
Assets
Cash	495,630,607	613,947,197	92,584,630
Trade accounts receivable, net of allowance for doubtful accounts of nil and nil, respectively	515,520,269	332,064,828	50,076,129
Held-to-maturity debt securities	107,912,111	—	—
Inventories	438,841,092	692,559,243	104,439,505
Advance to suppliers	344,998,183	538,319	81,180
Other receivables	59,032,438	86,758,385	13,083,360
Prepaid expenses	3,645,396	1,419,442	214,055
Total current assets	1,965,580,096	1,727,287,414	260,478,859
Property, plant and equipment, net	988,392,988	927,931,996	139,934,250
Land use right, net	133,292,782	131,876,494	19,887,274
Intangible assets, net	1,996,285	83,163	12,541
Deferred income tax assets	1,755,197	1,755,197	264,688
Total assets	3,091,017,348	2,788,934,264	420,577,612

Liabilities and shareholders’ equity
Trade accounts payable	22,292,132	48,144,929	7,260,364
Accrued expenses and other payables	80,201,926	49,770,101	7,505,444
Income taxes payable	26,175,329	11,537,071	1,739,816
Short-term borrowings	753,200,000	762,200,000	114,941,489
Current portion of long-term borrowings	84,000,000	72,000,000	10,857,763
Bonds Payable	320,000,000	—	—
Total current liabilities	1,285,869,387	943,652,101	142,304,876
Total liabilities	1,285,869,387	943,652,101	142,304,876

Shareholders’ equity
Ordinary share – (December 31, 2015 and June 30, 2016: par value of RMB0.0068259, 25,725,000 shares issued and outstanding)	175,596	175,596	25,725
Additional paid-in capital	468,132,187	468,132,187	70,595,396
Retained earnings – appropriated	147,162,560	147,162,560	22,192,448
Retained earnings – unappropriated	1,190,180,107	1,230,309,595	185,533,477
Accumulated other comprehensive loss	(502,489)	(497,775)	(74,310)
Total shareholders’ equity	1,805,147,961	1,845,282,163	278,272,736
Total liabilities and shareholders’ equity	3,091,017,348	2,788,934,264	420,577,612

Confidential	August 17, 2016

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the three-month period ended,
	June 30, 2015	March 31, 2016	June 30, 2016
	(RMB)	(RMB)	(RMB)	(US$)

Revenues	720,638,443	486,582,235	530,379,367	79,982,412
Cost of goods sold	632,954,711	427,070,211	486,353,803	73,343,257
Gross profit	87,683,732	59,512,024	44,025,564	6,639,155
Operating expenses:
Selling	1,866,280	1,084,968	1,206,445	181,935
General and administrative	13,506,488	12,033,658	10,910,620	1,645,346
Total operating expenses	15,372,768	13,118,626	12,117,065	1,827,281
Operating income	72,310,964	46,393,398	31,908,499	4,811,874

Other (income) expenses:
Interest income	(4,017,821)	(1,994,062)	(467,853)	(70,553)
Interest expense	24,018,082	14,310,350	12,563,890	1,894,663
Others, net	1,490,237	408,635	(25,047)	(3,777)
Total other expense (income), net	21,490,498	12,724,923	12,070,990	1,820,333
Income before income taxes	50,820,466	33,668,475	19,837,509	2,991,541
Income tax expense	12,705,116	8,417,118	4,959,378	747,885
Net income	38,115,350	25,251,357	14,878,131	2,243,656

Earnings per share:
Earnings per share:
Basic and diluted	1.48	0.98	0.58	0.09
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000	25,725,000

Confidential	August 17, 2016

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the six-month period ended,
	June 30, 2015	June 30, 2016
	RMB	RMB	US$

Revenues	1,291,563,662	1,016,961,602	153,360,116
Cost of goods sold	1,144,643,866	913,424,014	137,746,413
Gross profit	146,919,796	103,537,588	15,613,703
Operating expenses:
Selling	3,068,952	2,291,413	345,550
General and administrative	25,320,197	22,944,278	3,460,049
Total operating expenses	28,389,149	25,235,691	3,805,599
Operating income	118,530,647	78,301,897	11,808,104

Other (income) expenses:
Interest income	(6,281,210)	(2,461,915)	(371,262)
Interest expense	50,427,436	26,874,240	4,052,696
Others, net	2,515,989	383,588	57,846
Total other expense, net	46,662,215	24,795,913	3,739,280
Income before income taxes	71,868,432	53,505,984	8,068,824
Income tax expense	17,967,108	13,376,496	2,017,206
Net income	53,901,324	40,129,488	6,051,618

Earnings per share:
Basic and diluted	2.10	1.56	0.24
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000